FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

***—Information omitted and provided under separate

cover to the Staff pursuant to Rule 83

Ziff Davis, Inc.

114 5th Avenue, 15th Floor

New York, NY 10011

Via EDGAR

August 14, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C., 20549

Attention: Megan Akst and Kathleen Collins

Re: Ziff Davis, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Filed February 26, 2024

File No. 001-25965

Dear Ms. Akst and Ms. Collins:

This letter is being furnished on behalf of Ziff Davis, Inc. (the “Company,” “we,” “us” or “our”) in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated July 23, 2024, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 that was filed with the Commission on February 26, 2024 (File No. 001-25965) (the “2023 Form 10-K”).

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the comment letter, and to facilitate your review, the Company has reproduced the text of the Staff’s comments in italicized print below. Unless otherwise noted, references in this letter to page numbers and section headings refer to page numbers and section headings in the 2023 Form 10-K, as indicated.

Due to the commercially sensitive nature of certain information contained in this response, this letter is also a request for confidential treatment of the bracketed portions of this response (designated by “[***]”) pursuant to the Commission’s confidential treatment procedure under Rule 83 (17 C.F.R. §200.83). In accordance with Rule 83, the Response Letter has also been clearly marked with the legend “FOIA Confidential Treatment Request by Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)” and each page is marked for the record with the identifying numbers and code “ZD-01” through “ZD-013.”

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Performance Metrics, page 43

1. We note your performance metrics for subscriptions and licensing are presented on a consolidated basis. Please provide us with a breakdown of subscription and licensing metrics separately for each segment. Explain why this information is provided on a consolidated basis considering the segment structure used by management for making operating and investment decisions and assessing performance, or revise to disclose separate metrics for each of your segments. In addition, tell us how perpetual licenses factor into your calculations and in your response, provide us with the amount of up-front license revenue included in your calculations for each period presented. Refer to Item 303(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has provided below a breakdown of subscription and licensing performance metrics for each segment for the three months ended December 31, 2023 and 2022.

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

***—Information omitted and provided under separate

cover to the Staff pursuant to Rule 83

	Three months ended December 31,
Digital Media	2023	2022
Customers (in thousands) (1)(6)	1,908	1,638
Average quarterly revenue per customer (3)(6)	$38.92	$39.28
Churn rate (4)(5)(6)	2.37%	4.23%

	Three months ended December 31,
Cybersecurity and Martech	2023	2022
Customers (in thousands) (1)(2)	1,358	1,505
Average quarterly revenue per customer (3)	$52.98	$49.84
Churn rate (4)	3.38%	3.87%

	Three months ended December 31,
Total	2023	2022
Customers (in thousands) (1)(2)(6)	3,266	3,143
Average quarterly revenue per customer (3)(6)	$44.77	$44.69
Churn rate (4)(5)(6)	2.86%	4.02%

(1)	Represents the quarterly average of the end of month customer counts.
(2)	Resellers within Cybersecurity and Martech segment are counted as one customer when there is not visibility into the number of underlying customers served by the reseller.
(3)	Represents quarterly gross subscription and licensing revenues divided by customers as defined in footnote (1).
(4)

Churn rate is calculated as (i) the average revenue per customer in the prior month multiplied by the number of cancellations in the current month, calculated at each business and aggregated; divided by (ii) subscription and licensing revenue in the current month, calculated at each business and aggregated.

(5)	Within the Digital Media segment, the churn rate calculation for Ookla includes the sum of the monthly revenue from the specific cancelled agreements in the numerator.
(6)	The metric includes the sale of perpetual software licenses, revenue for which is recorded at a point-in time rather than over-time.

In future applicable filings, the Company will expand its presentation to include a breakdown of our subscription and licensing performance metrics for each reportable segment as set forth in the above table.

The performance metrics for subscriptions and licensing in the 2023 Form 10-K do include perpetual licenses. The Company’s revenue from the sale of perpetual software licenses within the Digital Media segment was [***] and [***] for the three months ended December 31, 2023 and 2022, respectively. This represented approximately [***] and [***] of Digital Media’s subscription and licensing revenue during each respective period. In future filings, the Company will add a footnote to its table providing clarification that perpetual software license revenue is included in the metrics presented.

Critical Accounting Policies and Estimates

Goodwill and Indefinite-Lived Intangible Assets, page 45

2. We note from your disclosure on page 87 that you reassessed the fair value of certain reporting units within your Digital Media reportable segment due to a forecasted reduction in revenue and profitability and an increase in interest rates and market volatility. We further note that you impaired one of the reporting units in each of fiscal 2023 and 2022. Please revise to clarify whether any of the other reporting units are at risk of impairment and if so, disclose the percentage by which fair value exceeded carrying value as of the most recent test. Also, include a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in your evaluation. Otherwise, state, if true, that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing. Refer to Item 303(b)(3) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and refers to the disclosure provided on pages 45-46, 68-69 and 87-88 of the 2023 Form 10-K. In particular, we would highlight the following disclosure:

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

***—Information omitted and provided under separate

cover to the Staff pursuant to Rule 83

“During the years ended December 31, 2023 and 2022, the Company reassessed the fair value of certain reporting units within the Digital Media reportable segment as a result of a forecasted reduction in revenue and profitability in those reporting units, as well as an increase in interest rates and market volatility that would affect the Company’s assumptions on its discount rate. Based on the quantitative fair value test in each period, the carrying value of the reporting unit that was tested exceeded its fair value, and the Company recorded an impairment of approximately $56.9 million during the year ended December 31, 2023, and approximately $27.4 million during the year ended December 31, 2022. Following the impairment during the year ended December 31, 2023, there was no excess of fair value over the carrying value at the reporting unit, so any further decrease in estimated fair value that exceeds the carrying value, would result in an additional impairment charge to goodwill. As of December 31, 2023, this reporting unit had goodwill of approximately $79.2 million. Changes in market conditions, and key assumptions made in future quantitative assessments, including expected cash flows, competitive factors, and discount rates, could negatively impact the results of future impairment testing and could result in the recognition of an impairment charge.”

For the reporting unit that was determined to be at risk of impairment as of December 31, 2023, the Company provided disclosure that there was no fair value in excess of the carrying value at the reporting unit, the amount of goodwill at the reporting unit as of December 31, 2023, and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in the Company’s evaluation of goodwill as noted above. As of December 31, 2023, there were no other reporting units that were concluded to be at risk of impairment.

To the extent reporting units continue to not be at risk of failing the quantitative goodwill impairment test, this fact will be explicitly disclosed in future filings. For any reporting units at risk of failing the quantitative goodwill impairment test in the future, the appropriate disclosures under Item 303(b)(3) of Regulation S-K will be included in future filings on Form 10-K and as otherwise required.

Results of Operations for the Years Ended December 31, 2023 and 2022

Digital Media and Cybersecurity and Martech Results, page 52

3. You indicate that revenues in your Digital Media segment were effected by an organic decline in certain businesses, offset in part by incremental revenue from businesses acquired and organic growth in other businesses. You also indicate that the decline in Cybersecurity and Martech net sales was due to an organic decline in certain businesses. Please revise to quantify each material factor, including any offsetting factors, that impacted your segment revenue. To the extent revenue was impacted by specific businesses, revise to indicate as such and the reasons for such change. For example, we note references in the fourth quarter earnings call transcripts to items such as the health business being a steady contributor of growth with Lose It achieving record bookings while Offers.com faced continued pressure and the shopping business tipped into negative territory. As another example, you state VPN represented the vast majority of the drag in the Cybersecurity and Martech segment.

Response: The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that in future Form 10-Q and Form 10-K filings, the Company will quantify each material factor, including offsetting factors, that contributed to the overall change in segment revenue between periods, and, to the extent revenue was materially impacted by specific businesses, the Company will indicate as such and the reasons for such change.

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

***—Information omitted and provided under separate

cover to the Staff pursuant to Rule 83

The following is an example of our intended disclosure enhancements based on an illustrative revision of our disclosure in the 2023 Form 10-K (with deletions marked as stricken and additions marked as underlined):

“Digital Media’s net sales of $1.1 billion in 2023 decreased $5.6 million, or 0.5% compared to 2022 primarily due to an organic decline in certain businesses, offset in part by $21.3 million of incremental revenue during 2023 contributed by businesses acquired in 2022 and organic growth in certain other businesses. The Company considers revenue from an acquired business to become organic revenue in the first month in which the Company can compare that full month in the current year against the corresponding full month under its ownership in the prior year. The revenue decrease was primarily due to a [***] decline in advertising revenue and a [***] decline in other revenue, partially offset by a [***] increase in subscription and licensing revenue. The decrease in advertising revenue was due primarily to lower revenue of [***] within the Company’s technology and shopping businesses. The increase in subscription and licensing revenue was due primarily to higher revenue of [***] within the connectivity business and higher revenue of [***] within the Company’s health and wellness businesses primarily related to an acquisition in 2022.

Cybersecurity and Martech’s net sales of $291.2 million in 2023 decreased $21.4 million, or 6.8%, compared to 2022 primarily due to the organic decline in certain businesses during the year. The decrease of [***] was driven by lower revenue of approximately [***] within the Company’s cybersecurity business due primarily to lower revenue from the Company’s consumer privacy services during the year ended December 31, 2023, as compared to the prior period.”

Consolidated Financial Statements

Consolidated Statements of Operations, page 61

4. Please tell us whether direct costs is intended to represent cost of revenue. If so, revise to clarify as such and address whether depreciation and amortization is included in such costs. Refer to SAB Topic 11.B. To the extent direct costs do not represent cost of revenue, revise to separately present cost of revenue on the face of your consolidated statement of operations. Refer to Rule 5-03(b)(2) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and notes that direct costs represent costs of revenue and is inclusive of depreciation and amortization in such costs. The Company advises the Staff that it will clarify that direct costs represent costs of revenue and the Company will include the following disclosure in future filings of its Form 10-Qs and Form 10-Ks.

Direct costs - Direct costs represent the Company’s costs of revenue and primarily include costs associated with compensation for personnel directly involved in revenue generation, content fees, production costs, royalty fees, hosting and licensing costs, processing fees, and depreciation and amortization expense.

Notes to Consolidated Financial Statements

Note 12. Commitments and Contingencies, page 96

5. To the extent it is reasonably possible you will incur losses in excess of amounts recorded related to both your litigation and non-income related tax matters, please revise to disclose an estimate of the reasonably possible losses or range of loss or state that such an estimate cannot be made. Refer to ASC 450-20-50-3 through 50-4.

Response: The Company respectfully acknowledges the Staff’s comment. At the time of the 2023 10-K filing, the Company was unable to reasonably estimate the amount of loss or any range of possible loss with respect to the legal proceedings and non-income related tax matters due to the nature and status of these matters. Please note that, the outstanding matters disclosed in the Litigation section of Note 12 (Commitments and Contingencies) either were voluntarily dismissed or had an existing dismissal affirmed on appeal subsequent to the 2023 Form 10-K’s filing. In future filings, where the Company determines that it is reasonably possible that it would incur material losses related to its contingencies, the Company will either provide an estimate of the reasonably possible losses or range of loss or state that such an estimate cannot be made.

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

***—Information omitted and provided under separate

cover to the Staff pursuant to Rule 83

Note 18. Segment Information, page 107

6. You state that the company aggregates its operating segments into two reportable segments: Digital Media and Cybersecurity and Martech. Please identify for us each of the operating segments included in each of your reportable segments. Explain to us, in sufficient detail, how you determined your operating segments meets the aggregation criteria with a detailed analysis of each of the criteria described in ASC 280-10-50-11, including how you determined such operating segments have similar economic characteristics.

Response: The Company respectfully acknowledges the Staff’s comment. The Company’s Digital Media segment consists of seven operating segments: Technology, Shopping, Gaming & Entertainment, Connectivity, Health & Wellness Consumers (“Consumer”), Healthcare Professionals (“Professional”), and Pregnancy & Parenting. The second reportable segment, Cybersecurity and Marketing Technology (“Martech”) consists of two operating segments: Cybersecurity and Martech. The following is a summary of each of the operating segments.

Digital Media

Technology—Our Technology operating segment includes online publishers, as well as tools and services tailored to consumers, professionals, and organizations looking for technological expertise, authoritativeness, and trustworthiness. We expect our brands to deliver deeply researched, current, and authentic content related to technology, culture, and the internet.

Shopping—The properties in our Shopping operating segment seek to influence customer purchase decisions through the provision of authoritative content relating to products, services, shopping, and savings, as well as the presentation of savings and discount opportunities, and by connecting retail partners with national and international brands with consumer shopping audiences.

Gaming & Entertainment—The properties in our Gaming & Entertainment operating segment provide authoritative content relating to video games and entertainment, including a video game and entertainment website focusing on games (including game tips), films, anime, television, comics, technology, and other media, as well as a digital subscription and storefront for video games, ebooks, and software.

Connectivity—Our Connectivity operating segment includes several data and services businesses that sit at the center of the broadband economy and are sources of information on internet connectivity and network performance, facilitating insights and decision making relating to broadband networks.

Consumer—Our Consumer operating segment includes consumer-focused health and wellness properties for digital content and information ranging from interactive guides, resource centers, special reports, community health tip sharing, newsletters, self-assessment tools, healthcare finders, e-courses, and lifestyle programs.

Professional—Our Professional operating segment provides health and wellness digital content that is designed to enable healthcare professionals to stay abreast of clinical, industry, legislative, employment, and regulatory developments across most major medical specialties.

Pregnancy & Parenting—Our Pregnancy & Parenting operating segment includes pregnancy and parenting properties delivering content via websites, mobile apps, and online communities to expecting parents.

Cybersecurity and Martech

Cybersecurity—Our Cybersecurity operating segment, whose cloud-based Software as a Service (“SaaS”) offerings include endpoint and email security, security awareness training, secure backup and file sharing, and virtual private network solutions.

Martech—Our Martech operating segment, whose SaaS offerings include email marketing and delivery solutions, search engine optimization tools, and voice and text communication services.

The Company believes that the aggregation of the seven operating segments into Digital Media and the two operating segments into Cybersecurity and Martech is consistent with the criteria set forth in ASC 280-10-50-11, which provides that two or more operating segments may be aggregated if aggregation is consistent with the objectives and principles of ASC 280, if the operating segments have similar economic characteristics, and if the operating segments are similar in the following five qualitative characteristics: (a) nature of the services, (b) nature of the production processes, (c) types or class of customers for their services, (d) methods used to provide their services, (e) and the nature of the regulatory environment.

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

***—Information omitted and provided under separate

cover to the Staff pursuant to Rule 83

In response to the request from the Staff, we have presented the Company’s analysis below.

Similar Qualitative Characteristics

The Company determined that the operating segments are similar in (a) nature of products and services, (b) nature of developing their product, (c) types of customers, (d) methods of distributing products, and (e) similar regulatory environment. The Company’s analysis is presented below.

a. The nature of services

Digital Media - The Digital Media reportable segment includes the Company’s businesses that help their customers discover, choose, buy, or use various products and services by aiding their customers in making important and often complicated “decisions”. Our Digital Media operating segment’s businesses provide information, content, tools, and applications by reaching users who are seeking advice through the use of digital connections, and monetizing these connections through a combination of advertising, performance marketing, subscription and licensing revenues.

Our Digital Media businesses leverage original, curated, and licensed content and data; research; editorial; and applications to drive traffic. Whether monetized through an impression-based advertising pricing model, or a subscription or licensing based pricing model, revenue is primarily earned by generating traffic to the Company’s websites, apps, and third-party platforms on which the Company’s brands have a presence and monetizing this traffic. These sources of revenue are further described below.

Advertising and Performance Marketing - We sell online display and video advertising on our owned-and-operated web properties and on third-party sites, as well as through email marketing of the products and services of advertisers across our Digital Media operating segments. We have contractual arrangements with advertisers either directly or through agencies. The terms of these contracts specify the price of the advertising to be sold and the volume of advertisements that will be served over the course of a campaign. Additionally, we have contractual arrangements with certain third-party websites not owned by us, and third-party advertising networks to deliver online display and video advertising to their websites or to third-party sites. We generate leads for vendors of consumer health and wellness products and consumer packaged goods through online user engagement. We also generate business-to-business leads for IT vendors through the marketing of content, including white papers and webinars, and offer additional lead qualification and nurturing services. On the consumer side of our businesses, we generate clicks to online merchants by promoting deals and discounts on our web properties and earn a commission when customers “click-through” the ad to make a purchase.

Subscription and Licensing - We primarily offer subscription and licensing services to businesses by offering up-to-date insights into global fixed broadband and mobile performance data, as well as monthly subscription packages to consumers through our weight loss app and through our digital subscription and storefront for video games, ebooks, and software. We also generate revenue from the sale of perpetual software licenses, related support, and maintenance used in conjunction with the software that we sell. We license our proprietary technology, data, and intellectual property to third parties for various purposes.

Other - Other revenues primarily include those from the sale of hardware used in conjunction with software, online course revenue, and game publishing revenue.

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

***—Information omitted and provided under separate

cover to the Staff pursuant to Rule 83

Our operating segments have a mix of advertising and performance marketing revenue and subscription and licensing revenue.The revenue transactions across the Digital Media reportable segment are generated both directly with clients and through agency intermediaries. The nature of services provided by the Digital Media operating segments are similar to each other in that they monetize internet traffic on various platforms by providing proprietary monetizable content to consumers and businesses. Each of these operating segments have editorial organizations that create unique and authoritative content to generate traffic to a website, internet video content, a social media platform, or through an app. The content can be in the form of information or entertainment bespoke to the various verticals in which we operate, and also in the form of data gathered from internet traffic and sold. Traffic is monetized in numerous ways including the following: Advertising revenue from banner ads, commission revenue when customers “click through” the ad to make a purchase, subscriptions to end-customers and to various businesses to consume and or otherwise use exclusive content or data. Advertising revenue is generated through the advertising displayed on our websites and apps. The Digital Media operating segments operate a sales team to present or respond, in the case of requests for proposals (RFP’s), to advertising clients. Each of these operating segments provide advertising opportunities that are priced at cost per thousand impressions (CPM), cost per acquisition (CPA), cost per lead (CPL), revenue share/commission or fixed fee. Subscription and licensing revenue is earned through the granting of access to, or delivery of, data products or services to customers and covers video games and related content, health information, and other copyrighted material. Revenue may also be earned from listing fees and subscriptions to online publications. Further, subscription revenue includes revenue from licensing certain assets to clients to use in their own promotional materials.

We note that whether monetized through an impression-based advertising pricing model, or a subscription or licensing based pricing model, the nature of these products is similar because revenue is primarily earned by generating traffic to its websites, apps, and third-party platforms on which the Company’s brands have a presence and monetizing this traffic (e.g., YouTube, Instagram, etc.). The value provided to the customer is in the form of specific content, information, or data curated for each vertical, as well as data obtained by the website or app traffic.

In summary, each of the operating segments provide services that monetize traffic to proprietary websites or apps.

Cybersecurity and Martech - The Cybersecurity and Martech reportable segment provides services designed to protect and enhance the digital presence of its customers. Our businesses are generally cloud-based software subscription and licensing offerings that are used by individuals and businesses to protect their digital assets, enhance their privacy, and grow their online businesses. This reportable segment consists of two operating segments; Cybersecurity and Martech. Both of these operating segments provide cloud-based SaaS solutions for small to medium businesses (“SMBs”) and consumers. The following subscription-based software solutions are sold within this segment.

•	Cybersecurity: Virtual Private Networks (VPN), Secure Cloud Backup, Endpoint and Email security and Security Awareness Training

•	Martech: Email marketing, SEO tools, and 2nd Line Communications

Both the Cybersecurity operating segment and the Martech operating segment generate revenue through the monetization of software and software related services using subscription-based and licensing pricing models.

b. The nature of the production processes

Indicators or similarities in the nature of production processes may include the sharing or interchangeable production or sales facilities, equipment, labor forces, or service groups as well as similar levels of labor or capital.

Digital Media - The Company noted that the labor forces and facilities for each of the Digital Media operating segments are a mix of full-time employees and freelancers who generate content in order to drive traffic to websites and are often interchangeable among the operating segments. The nature of the content production process primarily yields advertising and performance marketing as well as subscription and licensing revenue for each of the Digital Media operating segments with a portion derived from data services. The Gaming & Entertainment operating segment also develops and sells bundles that are sold to visitors to the operating segment’s websites. While this portion of the Gaming & Entertainment business may differ from the other operating segments, we do not believe this content licensing results in a different production process, given the other qualitative similarities. We note in all instances, the production process is centered around investing in content that will drive traffic to our websites or apps that can be monetized.

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

***—Information omitted and provided under separate

cover to the Staff pursuant to Rule 83

Cybersecurity and Martech - The Company noted the characteristics of the labor force, the amount of labor and facilities to deliver cloud-based services are also often interchangeable among the Cybersecurity and Martech operating segments. For example, the organization structure within each of Cybersecurity and Martech consists primarily of engineering, sales, marketing, and customer support. In addition, labor cost as a percentage of revenue is similar between the two operating segments. The facilities for each operating segment are represented by a small general office footprint, plus a significant cloud-based footprint supported to a lesser extent by physical data centers.

c. Type or class of customer for services

The Company also evaluated the similarity of the type or class of customers on the basis of the same criteria it uses to evaluate the customer for operational purposes. Factors the Company considered in evaluating whether the type or class of customer are similar include: (1) the region or geography in which the products or services are marketed; (2) the methods used to market the products or services, including the use of a common or interchangeable sales force, and (3) the nature or type of customer including the industries in which the customers may operate.

Digital Media -The revenues attributed to the Digital Media operating segments are generated primarily from individual consumers as well as businesses ranging in size from small business to enterprise organizations, IT vendors, online merchants, healthcare professionals, and hospitals. Further, services are delivered to advertising customers, often through advertising agencies. Though there may be elements of different customer classes, there are many similarities in the fact that the operating segments create or provide content to drive traffic in order to deliver advertising services on the Company’s owned and operated websites and third-party platforms. In addition, some of the Digital Media operating segments, through the use of subscriptions and licenses, grant customers access to certain data products or services. Our Digital Media operating segments sell to customers globally but with revenue concentrated in North America and, to a lesser extent, Europe.

Cybersecurity and Martech - The revenues attributed to the Cybersecurity and Martech operating segments are generated primarily from SMBs (generally defined as enterprises with less than 1,000 employees and less than $1 billion in revenue). In addition, both Cybersecurity and Martech offer variations of their service suites to individuals and sole proprietorships. The services are sold as a term-based subscription or license arrangements (monthly, quarterly, annually, etc.) with pricing based on user-count or usage levels for some services. Our cybersecurity and martech services are sold globally but with revenue concentrated in North America and, to a lesser extent, Europe.

d. Method used to provide services

The Company evaluated the methods of distribution on the basis of the nature of the distribution channels used.

Digital Media -The Digital Media operating segments market their services similarly through their owned-and-operated web properties, on third party websites, mobile apps, email communications, and targeted advertising across the internet through digital advertising networks. Given the similarities across the Digital Media reportable segment, the Company continues migrating to a uniform technology infrastructure, including Salesforce for order fulfillment, Oracle Fusion for invoicing, and Amazon Web Services for computing and storage. For example, all operating segments in Digital Media migrated to a singular Enterprise Resource Planning platform in early 2023 that unifies invoicing for the Digital Media customer base.

Cybersecurity and Martech - The Cybersecurity and Martech operating segments provide their services through cloud-based, internally developed software accessed by customers by using internet browsers and/or applications provided by the operating segments. Both operating segments have customer service teams who support a combination of online self-help, email communications, interactive chat sessions, and telephone calls.

e. Nature of the regulatory environment

The Company noted that none of its operating segments are currently materially regulated by any regulatory body. However, each of the Company’s operating segments are subject to data privacy and security regulations, such as the General Data Protection Regulation, the California Consumer Privacy Act, and the Virginia Data Privacy Act.

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

***—Information omitted and provided under separate

cover to the Staff pursuant to Rule 83

Similar Economic Characteristics

The aggregation criteria under ASC 280 further require that the segments have similar economic characteristics. The Company evaluated the similarity of economic characteristics of the operating segments using a [***] of several characteristics (i.e., Revenue, Gross Profit, and Adjusted EBITDA). ASC 280 does not provide specific guidance on the time horizon of historical and expected future periods to be evaluated. However, ASC 280-10-55-7A highlights that operating segments are considered similar if they have essentially the same future prospects and states that “if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated.” ASC 280-10-55-7C highlights that while segments with similar economic characteristics would be expected to have similar long-term average gross margins, the measure is only used as an example given that evaluating economic characteristics is a matter of judgment that depends on specific facts and circumstances. The Company considered the relevant facts and circumstances of the seven operating segments in the Digital Media reportable segment and the two operating segments in the Cybersecurity and Martech reportable segment to determine if they share similar economic characteristics.

The analysis presented below was derived from the contemporaneous documentation of the Company’s analysis of its aggregation of its reportable segments prepared during the fourth quarter of 2023. Because the figures below were prepared prior to the end of 2023, the [***] presented below reflects 2021 and 2022 actual results, and includes a forecasted value for 2023 (nine months of actual results plus three months forecasted results (“9A3F”)). Please note that reflecting fiscal year 2023 actual results compared to the 9A3F for 2023 in the [***] would result in similar percentages for the presented analysis and we do not believe such results would change any of the conclusions reached. Revenue and Gross Profit are based on GAAP results. Adjusted EBITDA is a non-GAAP financial measure that is determined consistently with the defined measure presented in the Company’s earnings releases. The Company considered including operating income in its evaluation since it is reviewed by the CODM as a measure of profit or loss, however, we did not include it for purposes of the evaluation of economic similarities because the key cash components of operating income are included in Adjusted EBITDA and the reconciliation of Adjusted EBITDA to operating income primarily relates to non-cash items such as depreciation and amortization, share-based compensation, and non-recurring items such as acquisition-related costs. Depreciation and amortization could distort the comparison of operating segments as certain operating segments may have completed acquisitions that created step-ups in fixed assets and the creation of amortizable intangible assets compared to operating segments that have a higher basis of organic growth. In the analysis below, the Company considers gross margin and Adjusted EBITDA but puts greater emphasis, however, not exclusive emphasis, on gross margin as it is less likely to be affected by internal allocations impacting Adjusted EBITDA margins (ASC 280-10-55-7C). In addition, Adjusted EBITDA margin may have more volatility compared to gross margin because Adjusted EBITDA is affected by fluctuations in periodic performance and operating expenses associated with operating segment management initiatives that may take years to see the benefit, such as process changes, and research and development. Dollar values included in the tables below are presented in thousands.

	[***] Revenue		[***]Gross Profit					[***] Adjusted EBITDA
	[***] Revenue	% of Total Revenue	Gross Profit ($)	% of Total Gross Profit	[***] Gross Margin %	Absolute % Difference	Relative % Difference (1)	Adjusted EBITDA ($)	% of Total Adjusted EBITDA	[***] Adjusted EBITDA Margin (%)	Absolute % Difference	Relative % Difference (2)
Martech	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Cybersecurity	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
C&M segment	[***]		[***]		[***]			[***]		[***]
Technology	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Shopping	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Gaming & Entertainment	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Connectivity	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Consumer	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Professional	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Pregnancy & Parenting	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Digital Media segment	[***]		[***]		[***]			[***]		[***]

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

***—Information omitted and provided under separate

cover to the Staff pursuant to Rule 83

(1)

The relative percentage difference is calculated as (i) the operating segment [***] Gross Margin minus (ii) the reportable segment [***] Gross Margin divided by (iii) the [***] reportable segment Gross Margin.

(2)

The relative percentage difference is calculated as (i) the operating segment [***]Adjusted EBITDA minus (ii) the reportable segment [***] Adjusted EBITDA divided by (iii) the [***] reportable segment Adjusted EBITDA.

Whether monetized through an impression-based advertising pricing model, or a subscription or licensing based pricing model, Digital Media revenue is primarily earned by generating traffic to our websites, apps, and third-party platforms on which the Company’s brands have a presence and monetizing this traffic. The Cybersecurity and Martech operating segments provide cloud-based SaaS solutions to SMBs and consumers and they primarily generate their revenue from subscription-based and licensing contracts with end users.

The discussion below is focused on operating segments that have gross margin or Adjusted EBITDA margins that are greater or less than [***] of the relative difference of the overall reportable segment margin. We believe this is a reasonable factor in which to assess the similarity of economic characteristics. Evaluating economic characteristics is a matter of judgement that depends on specific facts and circumstances, as discussed further in our analysis below.

Cybersecurity and Martech – Our Cybersecurity and Martech businesses are cloud-based service platforms that generate subscription and licensing revenue and have similar marketing methods, distribution channels, customer delivery methods, and operational processes and on a relative basis drive similar gross margins and Adjusted EBITDA margins indicating they are economically similar. As a result, the Company concluded to aggregate these operating segments together as Cybersecurity and Martech.

Digital Media – Our Digital Media businesses leverage original, curated, and licensed content and data; research; editorial; and applications to drive traffic. Further, the businesses have similar marketing methods, distribution channels, customer delivery methods, and operational processes. The Company is putting greater emphasis, however, not exclusive emphasis, on the similarities in gross margin (as noted in ASC 280-10-55-7C) between the operating segments and Digital Media overall. We recognize that certain financial metrics fall outside [***] on a relative basis as shown in the table above. However, we do not believe the factors driving those variances create fundamental dissimilarities which would require the creation of a separate reportable segment. These circumstances are described further below:

Technology – The Technology operating segment has gross margins that are highly aligned with Digital Media overall gross margins. Adjusted EBITDA margins are [***] on a relative basis than the overall Digital Media Adjusted EBITDA margins. As noted in ASC 280-10-55-7A, similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. [***] This is reflected in the table below ($ in millions):

	[***] Adjusted EBITDA (Table Above)					[***] Forecasted Adjusted EBITDA
	Adjusted EBITDA ($)	% of Total Adjusted EBITDA	[***] Adjusted EBITDA Margin (%)	Absolute % Difference	Relative % Difference	[***] Forecasted Adjusted EBITDA ($)	% of Total Adjusted EBITDA	[***] Forecasted Adjusted EBITDA Margin (%)	Absolute % Difference	Relative Difference
Technology	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

***—Information omitted and provided under separate

cover to the Staff pursuant to Rule 83

The Company is putting greater emphasis on gross margins that are economically aligned, and the Company does not believe that these facts alone cause the Technology operating segment to be economically dissimilar compared to the Digital Media reportable segment as this operating segment is primarily advertising supported in-line with the other Digital Media operating segments. Said in the inverse, the Company does not believe the recent performance of Technology, which is below expectations, should cause a change in our historical segment reporting conclusions. The Company determined Technology is economically similar.

Gaming & Entertainment – The Company noted the Gaming & Entertainment operating segment has gross margins [***] on a relative value basis when compared to the Digital Media average. The Company analyzed the business and determined its gross margin difference from the reportable segment average comes as a result of [***] content licensing costs, described in the qualitative section above. The Company does not believe the [***] content licensing costs at one brand within this operating segment is an indicator of dissimilar economic characteristics. This operating segment is aligned with the average Digital Media margin for Adjusted EBITDA margin on a relative basis and because the Company does not believe the reason for the gross margin outlier or the amount by which the relative margin differences are over [***] should be determinative, the Company concluded that the Gaming & Entertainment operating segment is economically similar.

Connectivity – The Connectivity operating segment has gross margins that are highly aligned with Digital Media overall gross margins. Adjusted EBITDA margins are [***] on a relative basis than the overall Digital Media Adjusted EBITDA margins. This business consists of Ookla (the aggregation of data and related content for telecom, cable, and mobile carriers (collectively “telecom carriers”)) and Ekahau (software sales and services used to generate data used to assess the performance of Wi-Fi signal strength data). We recognize the Connectivity operating segment generally has Adjusted EBITDA margins at the [***] end of the range because their products and services leverage the same data set and collection methodologies, however, they monetize traffic similar to the other Digital Media operating segments. Connectivity Adjusted EBITDA margins were [***] in 2021, [***] in 2022, and [***] in 2023. As noted in ASC 280-10-55-7A, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. [***] This is reflected in the table below ($ in millions):

	[***] Adjusted EBITDA (Table Above)					[***] Forecasted Adjusted EBITDA
	Adjusted EBITDA ($)	% of Total Adjusted EBITDA	[***] Adjusted EBITDA Margin (%)	Absolute % Difference	Relative % Difference	[***] Forecasted Adjusted EBITDA ($)	% of Total Adjusted EBITDA	[***] Forecasted Adjusted EBITDA Margin (%)	Absolute % Difference	Relative % Difference
Connectivity	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Given the fact that we expect Adjusted EBITDA margins to more closely align in future periods, and that the Company is putting greater emphasis on gross margins which are economically aligned for Connectivity, the Company concluded that the Connectivity operating segment is economically similar.

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

***—Information omitted and provided under separate

cover to the Staff pursuant to Rule 83

Consumer – The Consumer health and wellness operating segment gross margins are highly aligned with Digital Media overall gross margins. Adjusted EBITDA margins are [***] on a relative basis than the overall Digital Media Adjusted EBITDA margins. We note that the Consumer health and wellness operating segment has been impacted by two recent acquisitions, the acquisition of Daily OM in April 2021 and Lose It! in June 2022 when comparing gross margin and Adjusted EBITDA margin based on a [***]. These acquisitions together accounted for [***] of the Consumer operating segment revenues for the nine months ended September 30, 2023 and have positively impacted Consumer’s Adjusted EBITDA margins. Given the large impact of these acquisitions on this operating segment, we do not believe a [***] historical view of Adjusted EBITDA is the most representative measure of the economics of this operating segment as these acquisitions distort the margin averages. As noted in ASC 280-10-55-7A, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. As such, we believe it would be more appropriate to look at the 2023 Adjusted EBITDA results for this operating segment because it includes a full year of results from these acquisitions. The 2023 Adjusted EBITDA margin for the Consumer health and wellness operating segment is [***] compared to [***] for Digital Media Adjusted EBITDA margins overall in 2023. This would represent a relative difference of [***] (see below). This is reflected in the table below ($ in millions):

	[***] Adjusted EBITDA (Table Above)					2023 Adjusted EBITDA
	Adjusted EBITDA ($)	% of Total Adjusted EBITDA	[***] Adjusted EBITDA Margin (%)	Absolute % Difference	Relative % Difference	Adjusted EBITDA ($)	% of Total Adjusted EBITDA	Adjusted EBITDA Margin (%)	Absolute % Difference	Relative % Difference
Consumer	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

[***] This is reflected in the table below ($ in millions):

	[***] Adjusted EBITDA (Table Above)					[***] Forecasted Adjusted EBITDA
	Adjusted EBITDA ($)	% of Total Adjusted EBITDA	[***] Adjusted EBITDA Margin (%)	Absolute % Difference	Relative % Difference	[***] Forecasted Adjusted EBITDA ($)	% of Total Adjusted EBITDA	[***] Forecasted Adjusted EBITDA Margin (%)	Absolute % Difference	Relative % Difference
Consumer	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Based upon the alignment of GAAP gross margins in the table above (which the Company is putting greater emphasis on) and the alignment of the 2023 Adjusted EBITDA margin and the forecasted Adjusted EBITDA margins, the Company determined the Consumer health and wellness operating segment is economically similar.

Professional – The Professional operating segment gross margins are highly aligned with Digital Media overall gross margins. Adjusted EBITDA margins are [***] on a relative basis than the overall Digital Media Adjusted EBITDA margins. The [***] Adjusted EBITDA margins for the professional health and wellness operating segment is primarily due to [***] brand. [***] is expected to represent approximately [***] of 2023 Professional operating segment revenues. [***] benefited from COVID-19 from 2020-2022 as a result of pharma customers marketed through professional media publishers versus directly marketing (“physician detailing”) to prescribing professionals. The Company does not believe the volume at one brand within this operating segment is an indicator of dissimilar economic characteristics. This operating segment is primarily advertising supported in-line with the other Digital Media operating segments. As noted in ASC 280-10-55-7A, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. [***] This is reflected in the table below ($ in millions):

	[***] Adjusted EBITDA (Table Above)					[***] Forecasted Adjusted EBITDA
	Adjusted EBITDA ($)	% of Total Adjusted EBITDA	[***] Adjusted EBITDA Margin (%)	Absolute % Difference	Relative % Difference	[***] Forecasted Adjusted EBITDA ($)	% of Total Adjusted EBITDA	[***] Forecasted Adjusted EBITDA Margin (%)	Absolute % Difference	Relative % Difference
Professional	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

***—Information omitted and provided under separate

cover to the Staff pursuant to Rule 83

Based upon the alignment of GAAP gross margins in the table above (which the Company is putting greater emphasis on) and the alignment of the forecasted Adjusted EBITDA margins, the Company determined the Professional health and wellness operating segment is economically similar.

In summary for Digital Media, due to the economic characteristics noted above and because the outlying operating segments have similar characteristics in nature of services, nature of production process, type or class of customer, method used to provide services, and regulatory environment as described above, and because the Company is putting greater emphasis on gross margins and the Company noted no outliers with this metric (except for a slight outlier for Gaming & Entertainment), the Company determined the outlying operating segments should be aggregated with qualitatively similar operating segments.

Aggregation Is Consistent with the Objectives and Principles of ASC 280

The objectives and principles of ASC 280 are intended to help financial statement users better understand an entity’s different types of business activities, the different economic environments in which it operates, its performance, and its prospects for future net cash flows, and make more informed judgments about the entity as a whole. Given that the operating segments within each of the Digital Media and Cybersecurity and Martech reportable segments, respectively, have similar customers, similar services, similar methods of providing services, are subject to similar regulatory, macro-economic environment and external factors and have similar economic characteristics, we have concluded that aggregating our operating segments into the Digital Media and Cybersecurity and Martech reportable segments, as described above, is appropriate and consistent with the guidance in ASC 280.

We appreciate the Staff’s time and attention, and we hope that the foregoing has been responsive to the Staff’s comment. If you have any further questions or need any additional information, please feel free to contact the undersigned at (212)-503-5525 at your convenience.

Sincerely,

/s/ Bret Richter
Bret Richter
Chief Financial Officer

cc: Jeremy Rossen, Executive Vice President, General Counsel and Secretary

cc: Kristina Trauger, Proskauer Rose LLP